LEXINGTON REALTY TRUST

One Penn Plaza, Suite 4015

New York, NY 10119-4015

January 9, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn: Jennifer Gowetski, Senior Counsel

Re:	Lexington Realty Trust Registration Statement on Form S-4 Filed November 12, 2013 File No. 333-192283

Dear Ms. Gowetski:

This letter sets forth the response of Lexington Realty Trust (“Lexington” or “we”) to the Staff’s comment letter, dated December 11, 2013, in connection with the Staff’s review of Lexington’s Registration Statement on Form S-4 (the “Form S-4”). Capitalized terms used herein and not otherwise defined herein have the meanings specified in the Form S-4. For your convenience, we have repeated each of the Staff’s comments prior to our response below.

Registration Statement on Form S-4

General

1.	We note that you are registering the new 4.25% Senior Notes due 2023 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

In response to the Staff’s comments, Lexington is filing concurrently with this response letter a supplemental letter stating that it is registering the exchange offer in reliance on the Staff’s position contained in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley No-Action Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling No Action Letter”), and such letter will include the representations contained in the Morgan Stanley no-action letter and Shearman & Sterling no-action letter.

Tel: (212) 692-7200 ● Fax: (212) 594-6600 ● Website: www.lxp.com

Securities and Exchange Commission

January 9, 2014

Procedures for Tendering, page 14

2.	We note your disclosure in the fifth full paragraph on page 15 indicating that, by tendering private notes pursuant to the exchange offer, each holder will make certain representations. Please revise to disclose that any party acquiring securities in the exchange offer will acknowledge the following:

•	The new securities to be acquired in connection with the exchange offer are being acquired in the ordinary course of business of the holder and any beneficial owner;

•	The party does not have an arrangement or understanding with any person to participate in the distribution of such new securities;

•	The party is not an affiliate of the issuer; and

•	The party is not engaged in and does not intend to engage in a distribution of new securities.

Lexington has complied with the Staff’s comment by revising the disclosure on page 15 of Amendment No.1 to the Form S-4 accordingly.

*        *        *

At the request of the Staff, Lexington acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Form S-4 effective, it does not foreclose the Commission from taking any action with respect to the Form S-4;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Form S-4 effective, does not relieve Lexington from its full responsibility for the adequacy and accuracy of the disclosure in the Form S-4; and

•	Lexington may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 9, 2014

We would greatly appreciate your prompt attention in resolving any remaining open issues. If you have any questions regarding the responses to the Staff’s comments, please call the undersigned at (212) 692-7215.

Sincerely

/s/ Patrick Carroll

Patrick Carroll

Chief Financial Officer

cc:	Joseph Bonventre, Esq., Lexington Realty Trust

Scott Saks, Esq., Paul Hastings LLP